Curtis, Mallet-Prevost, Colt & Mosle llp
Attorneys and Counselors at Law
101 Park Avenue
New York, New York 10178-0061
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Milan

April 25, 2007

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Karl Hiller, Branch Chief

Re: Century Aluminum Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 0-27918

Ladies and Gentlemen:

On behalf of Century Aluminum Company, a Delaware company (the “Company”), we are providing this letter in response to the comments raised in the letter dated April 12, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission to Mr. Michael A. Bless, Chief Financial Officer of the Company. Set forth below are the Company's responses to the Staff's comments. To facilitate your review, each Staff comment, as set forth in the Comment Letter, is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response from the Company.

Form 10-K for the Year Ended December 31, 2006

Management’s Discussion and Analysis, page 19

Liquidity and Capital Resources, page 29

1.
We note that you disclose an adjusted working capital measure as of December 31, 2006 and 2005. As this is a non-GAAP measure, please provide the disclosures required under Item 10(e)(1)(i)(A), (C) and (D) of Regulation S-K, addressing the reasons for the change in the corresponding GAAP-based measure disclosed, also setting forth the reasons you believe the measure is meaningful and explaining how the measure is utilized.

curtis, mallet-prevost, colt & mosle llp	Mr. Karl Hiller
Attorneys and Counselors at Law	U.S. Securities and Exchange Commission
April 25, 2007
Page 2

Response:

The Company advises the Staff that in future filings, we will not disclose the “adjusted working capital” measure.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 45

2.
We note your subsidiary Nordural ehf derives substantially all of its revenues from tolling arrangements. Please clarify in your accounting policy disclosure how you account for the tolling contracts. Please also expand your disclosure sufficiently to explain how the physical conveyance of product or rendering of service for each of your revenue generating activities corresponds to the timing of recognition established in meeting the criteria set forth in SAB Topic 13.A.I.

Response:

The Company advises the Staff that, in future filings, we will expand the disclosure of our revenue recognition policies presented under Note 1 (“Summary of Significant Accounting Policies”) to our Audited Financial Statements to read as follows:

Revenue — The Company recognizes revenue from the sale of primary aluminum and from tolling fees which the Company earns from smelting alumina supplied by customers. Revenue from the sale of primary aluminum is recognized when title, ownership and risk of loss pass to the customer in accordance with contract terms, the price to the customer is fixed or determinable and collectibility is reasonably assured. In some instances, we invoice our customers prior to physical shipment of goods. In such instances, revenue is recognized only when the customer has specifically requested such treatment and has made a fixed commitment to purchase the product. The goods must be complete, ready for shipment and physically separated from other inventory with risk of ownership passing to the customer. We must retain no performance obligations and a delivery schedule must be obtained. Sales returns and allowances are treated as a reduction of sales and are provided for based on historical experience and current estimates.

The Company recognizes revenue from its alumina toll conversion operations when the toll conversion process is complete in accordance with contract terms (i.e., when the customer’s alumina has been converted to aluminum, cast, palletized and weighed for shipment to the customer), the price to the customer is fixed or determinable and collectibility is reasonably assured.

3.
We note your disclosure on page 46, concerning goodwill and intangible assets, stating that in April 2005, you capitalized a $7 million “post-closing payment” related to the acquisition of Hawesville, which you acquired in April 2001. The guidance in SFAS 141, paragraph 40, generally limits adjustments to the purchase price for pre-acquisition contingencies to the “allocation period,” which usually does not exceed one year from the consummation of a business combination, using the definition in Appendix F. Please tell us why you believe this guidance does not apply to you, under the circumstances.

curtis, mallet-prevost, colt & mosle llp	Mr. Karl Hiller
Attorneys and Counselors at Law	U.S. Securities and Exchange Commission
April 25, 2007
Page 3

Response:

The Company advises the Staff that the $7 million payment was not to settle a pre-acquisition contingency as defined in Appendix F of SFAS 141, as the contingency did not exist before our acquisition of Hawesville. Rather, the post-closing payment was required to be made under the Hawesville acquisition agreement if the LME price for primary aluminum exceeded specified levels during any of the seven years following closing and is contingent consideration as defined by APB 16 paragraph 77 (or SFAS 141 paragraph 25).

The Hawesville acquisition was completed in April 2001 prior to the issuance of SFAS 141. We followed the guidance in APB 16 in accounting for the business combination. Given the nature of the contingency, the Company applied the guidance from APB 16 paragraphs 79 and 80, which state:

“Contingent consideration should usually be recorded when the contingency is resolved and consideration is issued or becomes issuable.  In general, the issue of additional securities or distribution of other consideration at resolution of contingencies based on earnings should result in an additional element of cost of an acquired company.

Additional consideration may be contingent on maintaining or achieving specified earnings levels in future periods.  When the contingency is resolved and additional consideration is distributable, the acquiring corporation should record the current fair value of the consideration issued or issuable as additional cost of the acquired company.”

Accordingly, the Company did not record a liability at the time of the acquisition. The Company disclosed the possibility of the post-closing payments, and its maximum potential, in subsequent filings.

In the period April 2004 to March 2005, the LME price for primary aluminum was high enough to trigger a payment of $7 million.

By the time of the payment, SFAS 141 had replaced APB 16 as the appropriate guidance. Because the payment was triggered by high LME prices, which have a direct relationship to the earnings of Hawesville, the guidance in paragraph 28 of SFAS 141 was followed. This paragraph states that for contingencies based on earnings that:

“Additional consideration may be contingent on maintaining or achieving specified earnings levels in future periods.  When the contingency is resolved and additional consideration is distributable, the acquiring entity shall record the fair value of the consideration issued or issuable as an additional cost of the acquired entity.”

Consistent with this guidance, the Company increased the cost of the acquired asset.

curtis, mallet-prevost, colt & mosle llp	Mr. Karl Hiller
Attorneys and Counselors at Law	U.S. Securities and Exchange Commission
April 25, 2007
Page 4

Note 19 - Condensed Consolidating Financial Information, page 72

4.
Please advise us as to whether you are able to make the representation and disclosures required under Rule 3-10(i)(8) of Regulation S-X, as would generally be required to qualify for the exception to the general rule set forth in paragraph (a)(1).

Response:

The Company advises the Staff that (i) each subsidiary guarantor is 100% owned by the Company, (ii) all guarantees are full and unconditional, and (iii) all guarantees are joint and several. The Company further advises the Staff that it will include the disclosures required under Rule 3-10(i)(8) of Regulation S-X in future filings.

In connection with responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6918.

Very truly yours,

/s/ Jeffrey N. Ostrager

Jeffrey N. Ostrager

cc: Nasreen Mohammed
Michael A. Bless, Century Aluminum Company